Item 77.C.	Matters Submitted to a Vote of Security Holders



Morgan Stanley FX Series Funds

Meeting Date: May 11, 2010



FX Alpha Strategy Fund:

Approval of an Agreement and Plan of Reorganization between Morgan Stanley FX Series Funds, on behalf of FX Alpha Strategy Fund
("Acquired Fund") and AIM Investment Funds, on behalf of Invesco
FX Alpha Strategy Fund ("Acquiring Fund"), under which the assets and liabilities of the Acquired Fund will be transferred to the Acquiring Fund.

For		377,599
Withhold	10,735
Abstain		12,044

FX Alpha Plus Strategy Fund:

Approval of an Agreement and Plan of Reorganization between Morgan Stanley FX Series Funds, on behalf of FX Alpha Plus Strategy Fund ("Acquired Fund") and AIM Investment Funds, on behalf of Invesco FX Alpha Plus Strategy Fund ("Acquiring Fund"), under which the assets and liabilities of the Acquired Fund will be transferred to the Acquiring Fund.

For		1,303,066
Withhold	21,697
Abstain		50,845